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Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

	Years Ended June 30,
	2004	2003	2002	2001	2000

Interest component of rents	$15,392,865	$5,228,023	$1,607,103	$999,900	$766,590
Amortization of deferred financing costs	3,469,000	1,725,000	1,744,000	3,499,000	3,770,000
Other financing costs	—	3,551,000	7,252,000	8,796,000	3,170,000
Interest expense, net	26,272,000	14,419,000	11,837,000	15,215,000	25,121,000

Fixed charges	45,133,865	24,923,023	22,440,103	28,509,900	32,827,590
Earnings before income taxes	30,589,000	16,610,000	14,023,000	18,004,000	(57,104,000)

Earnings before fixed charges	$75,722,865	$41,533,023	$36,463,103	$46,513,900	$(24,276,410)

Ratio of earnings to fixed charges	1.7x	1.7x	1.6x	1.6x	(0.7x )

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  Exhibit 12.1